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           December 20, 2022

       Sung-Wook Lee
       Principal Financial Officer
       WOORI FINANCIAL GROUP INC.
       51, Sogong-ro, Jung-gu
       Seoul 04632, Korea

                                                        Re: WOORI FINANCIAL
GROUP INC.
                                                            Form 20-F Filed May
16, 2022
                                                            File No. 001-31811

       Dear Sung-Wook Lee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Finance
       cc:                                              Ji-Young Lee